Exhibit C

Execution Copy

20 July 2023

Lo Yuk Ming Dennis

Flat 8B, Highview,

1A Cox’s Road,

Kowloon, Hong Kong

Re:    Nomination Right Letter

Dear Professor Lo,

This letter will confirm our agreement that, pursuant to the share sale agreement between Prenetics Global Limited (the “Company”), Lo Yuk Ming Dennis (“you”) and Chan Kwan Chee dated 25 June 2023 (the “Share Sale Agreement”), and for the consideration set out therein, you will be entitled to the following rights:

1.

For so long as you directly or indirectly own any class A or class B ordinary shares of the Company, which together with the direct or indirect shareholding in the Company of Chan Kwan Chee would in aggregate count to at least 3% of the entire issued and outstanding share capital of the Company, you shall have the right, but not the obligation, to nominate (the “Nomination”) one director (the “Nominee”, the first such Nominee shall be Chan Kwan Chee) to the board of directors of the Company (the “Board”), and (i) the Company shall use its best efforts to cause the Board, whether acting through a committee of the Board or otherwise, to appoint the Nominee as a director of the Board, or, where necessary, to recommend the Nominee to the shareholders of the Company for election as a director of the Board at any annual or special meeting of the shareholders of the Company, and (ii) Danny Sheng Wu Yeung, being the majority shareholder of the Company (“Mr. Yeung”), shall procure the passing of the relevant resolutions to approve the Nomination within 30 days of the Nomination being made by you.

2.

In addition, you shall be entitled by like means, to the exclusion of all others, to demand the removal of the Nominee and to fill any vacancy called by the resignation, death or removal of any Nominee, and the Company and Mr. Yeung shall use their best efforts to procure such removal in the like means as in the above paragraph 1, within 30 days of the demand for removal being made by you.

3.

Upon appointment as director of the Board, the Nominee shall have the same rights as other directors of the Board as set out in the Company’s amended memorandum and articles of association in force and under applicable laws and regulations. The Nominee shall be indemnified by the Company for losses arising out of serving in any and all such capacities on the terms and conditions no less favourable than is currently provided to any other director of the Company.

4.	This letter is governed by the laws in force in Hong Kong.

5.

The parties agree to negotiate in good faith to resolve any dispute between them regarding this agreement. In the event the negotiations cannot resolve any such dispute between the parties within thirty (30) days, such dispute shall be referred to and finally settled by arbitration administered by the Hong Kong International Arbitration Centre (the “HKIAC”) for arbitration in Hong Kong. The arbitration shall be conducted in accordance with the HKIAC Administered Arbitration Rules in force at the time of the initiation of the arbitration, which rules are deemed to be incorporated by reference into this subsection (b). The seat of arbitration shall be Hong Kong. There shall be one (1) arbitrator jointly nominated by the parties, who shall be qualified to practice the laws of the Hong Kong. In the event that the parties cannot jointly agree on an arbitrator, the HKIAC shall appoint an arbitrator. The arbitral proceedings shall be conducted in English. The award of the arbitral tribunal shall be final and binding upon the parties thereto.

Execution Copy

Yours sincerely,

For and on behalf of Signed by Prenetics Global Limited

/s/ Danny Sheng Wu Yeung
Name: Danny Sheng Wu Yeung Title: CEO

Majority Shareholder of Signed by Prenetics Global Limited

/s/ Danny Sheng Wu Yeung
Danny Sheng Wu Yeung

Execution Copy

Agreed and acknowledged by

/s/ Lo Yuk Ming Dennis
Lo Yuk Ming Dennis